14046008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 7 2014 WASHINGTON DC 191

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 68430 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HRT Financial LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip, 30th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Morrissey (212) 293-1917
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036-6530 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





3/20/14

# OATH OR AFFIRMATION

I, Susan Morrissey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HRT Financial LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director of Accounting/FINOP
Title

Notary Public

SYLVIA MROZEWKSI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MR6283310
Qualified in Queens County
My Commission Expires June 03, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION

HRT Financial LLC
December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better
working world

# STATEMENT OF FINANCIAL CONDITION

HRT Financial LLC
December 31, 2013
With Report of Independent Registered Public Accounting Firm

# HRT Financial LLC

## Statement of Financial Condition

December 31, 2013

## Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Building a better working world

## Report of Independent Registered Public Accounting Firm

To the Members of HRT Financial LLC

We have audited the accompanying statement of financial condition of HRT Financial LLC (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

### Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HRT Financial LLC at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2014

# HRT Financial LLC

## Statement of Financial Condition

December 31, 2013

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 9,171,087 |
| Securities borrowed | 11,448,100 |
| Receivable from broker-dealers, exchanges, and clearing organizations | 73,384,951 |
| Securities owned, at fair value | 102,471,482 |
| Dividends receivable | 64,681 |
| Accrued interest receivable | 252,219 |
| Other assets | 282,099 |
| Total assets | $ 197,074,619 |
| | |
| **Liabilities and members' capital** | |
| Due to affiliate | $ 4,715,012 |
| Payable to broker-dealers, exchanges, and clearing organizations | 7,150,519 |
| Securities sold, not yet purchased, at fair value | 78,435,414 |
| Accounts payable and accrued liabilities | 727,152 |
| Dividends payable | 112,595 |
| Total liabilities | 91,140,692 |
| | |
| Members' capital | 105,933,927 |
| Total members' capital | 105,933,927 |
| Total liabilities and members' capital | $ 197,074,619 |

## 1. Organization and Nature of Business

HRT Financial LLC ("HRTF" or the "Company"), a Delaware limited liability company, formed in August 2009, became licensed in December 2009, and began trading activity in January 2010. HRTF is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Securities Investor Protection Corporation ("SIPC") and is licensed to transact on various exchanges. The Chicago Board Options Exchange is HRTF's designated examining authority.

HRTF was organized for the purpose of trading securities utilizing a proprietary electronic trading system. Hudson River Trading LLC ("HRT") owns 98% of HRTF and RDC I, Inc. (HRT and RDC I, Inc., collectively the "Members") owns the remaining 2%. HRTF self-clears U.S. equities and clears its remaining trading activity through unaffiliated securities clearing firms on a fully disclosed basis, using a Proprietary Accounts of Introducing Brokers ("PAIB") Agreement.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). All material intra-company balances have been eliminated.

### Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include cash maintained at two United States ("US") banks. HRTF defines cash equivalents as short term highly liquid interest bearing investments with original maturities at the time of purchase of three months or less. At December 31, 2013, cash and cash equivalents included cash in bank deposit accounts.

**2. Summary of Significant Accounting Policies (continued)**

**Securities Borrowed**

In accordance with ASC 860, *Transfers and Servicing,* Securities borrowed are collateralized financing arrangements that are recorded at the amount of cash collateral advanced. Securities borrowed transactions require HRTF to deposit cash with the lender of the securities. The Company monitors the market value of securities borrowed on a daily basis with additional collateral obtained or refunded as necessary.

The Company enters into securities borrowing transactions as part of its normal course of business. The Company is generally permitted to re-pledge these securities and use them to deliver to counterparties to cover short positions.

Accrued interest incurred from financing expenditures generated from these transactions is reported within Accounts payable and accrued liabilities in the Statement of Financial Condition.

**Fair Value Measurements**

Securities owned and Securities sold, not yet purchased are carried at fair value on a recurring basis under various accounting literature, principally applicable industry guidance, such as ASC 940, *Financial Services – Brokers and Dealers* ("ASC 940"), ASC 815, *Derivatives and Hedging* ("ASC 815") and ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and determines disclosure requirements associated with the use of fair value requirements.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Equity securities are priced electronically at the closing price published by the listing exchange. Depending on the strategy, exchange traded funds ("ETFs") are priced electronically at the closing price published by the listing exchange or the net asset value ("NAV") published by the fund manager. Listed equity options are priced using the last trade price on a subscribed data feed. Debt securities are priced using end of day dealer quotes. HRTF has policies and procedures to evaluate its pricing methodology and pricing sources.

**Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value**

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded, respectively, in the Statement of Financial Condition under Receivable from and Payable to broker-dealers, exchanges and clearing organizations.

## 2. Summary of Significant Accounting Policies (continued)

Securities sold, not yet purchased, at fair value include obligations to purchase securities at a future date. Such obligations have market risk to the extent subsequent market fluctuations may require the Company to repurchase such securities at prices in excess of the market value reflected in the Statement of Financial Condition.

Accrued interest on Securities owned, at fair value, is recorded in Accrued interest receivable in the Statement of Financial Condition.

### Income Taxes

As of December 31, 2013, HRTF determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, *Income Taxes* (ASC 740), and accordingly, management has concluded that no additional ASC 740 disclosures are required.

### Accounting Standards Updates

ASU 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities* ("ASU 2011-11") requires entities to disclose additional information about financial instruments and derivative instruments in order to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. ASU 2013-01, *Balance Sheet: Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities* ("ASU 2013-01") serves to clarify the scope of financial instruments included in ASU 2011-11 as there was concern about diversity in practice. The objective of these updates is to support further convergence of US GAAP and International Financial Reporting Standards ("IFRS") requirements. The adoption of ASU 2011-11 and ASU 2013-01 during the year ended December 31, 2013 did not materially impact the financial statements.

## 3. Receivable from and Payable to Broker-Dealers, Exchanges, and Clearing Organizations

At December 31, 2013, Receivable from broker-dealers, exchanges and clearing organizations primarily represents amounts due for unsettled trades, deposits of cash or other short-term securities held by other clearing organizations and cash held by broker-dealers. Amounts receivable from broker dealer and clearing organizations may be restricted to the extent that they serve as deposits for securities and financial instruments sold not yet purchased. HRTF self-clears its equity securities trades and also executes certain trades that are cleared by unaffiliated clearing brokers.

**3. Receivable from and Payable to Broker-Dealers, Exchanges, and Clearing Organizations (continued)**

As of December 31, 2013, Payable to broker-dealers, exchanges and clearing organizations primarily represents amounts due for unsettled trades, fees and commissions payable and securities failed to receive.

In the normal course of business, substantially all of HRTF's securities transactions, money balances and security positions are transacted with several brokers. HRTF is subject to credit risk to the extent any broker or counterparty with which it conducts business is unable to fulfill contractual obligations on its behalf. Under the terms of its arrangements with the clearing broker, the clearing broker has the right to charge HRTF for losses resulting from HRTF's failure to fulfill its contractual obligations, and these losses are not capped. HRTF's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

Amounts Receivable from and Payable to broker-dealers, exchanges, and clearing organizations at December 31, 2013, consist of the following:

| | Receivable | Payable |
|---|---|---|
| Payable/receivable from clearing organizations | $ 69,462,741 | $ 370,722 |
| Payable/receivable from broker-dealers and exchanges | 3,175,760 | 6,561,819 |
| Payable from clearing organizations for securities failed to receive | | 217,978 |
| Receivable from clearing organizations for securities failed to deliver | 746,450 | – |
| | $ 73,384,951 | $ 7,150,519 |

Included within Receivable from broker-dealers, exchange, and clearing organizations are required deposits of $11,834,326 that fluctuate based on each day's trading activity. Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date.

**4. Fair Value Measurement**

ASC 820, *Fair Value Measurement and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: These are inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities that HRTF has the ability to access at the measurement date.

Level 2: These are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: These are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include HRTF's own data.

For a description of the valuation basis, techniques, and inputs used by the Company in valuing its Securities owned and Securities sold, not yet purchased, at fair value, refer to Note 2.

**4. Fair Value Measurement (continued)**

The following table presents HRTF's fair value hierarchy for those Securities owned, at fair value and Securities sold, not yet purchased, at fair value on a recurring basis, as of December 31, 2013:

| | | Fair Value Measurement | | |
|---|---|---|---|---|
| | Total | Level 1 | Level 2 | Level 3 |
| **Assets** | | | | |
| **Descriptioin** | | | | |
| Common stocks | $ 59,095,848 | $ 59,095,848 | $ – | $ – |
| Exchange traded funds | 19,396,974 | 1,449,667 | 17,947,307 | – |
| Money market funds | 62,949 | 62,949 | – | – |
| Municipal bonds | 17,165,615 | – | 17,165,615 | – |
| Corporate bonds | 5,025,858 | – | 5,025,858 | – |
| Federal agency | 624,980 | – | 624,980 | – |
| Foreign government bonds | 516,445 | 516,445 | – | – |
| Foreign corporate bonds | 582,813 | – | 582,813 | – |
| Total securities owned, at fair value | $ 102,471,482 | $ 61,124,909 | $ 41,346,573 | $ – |
| **Liabilities** | | | | |
| **Description** | | | | |
| Common stocks | $ 15,916,693 | $ 15,916,693 | $ – | $ – |
| Exchange traded funds | 62,518,721 | 1,749,750 | 60,768,971 | – |
| Total securities sold, not yet purchased, at fair value | $ 78,435,414 | $ 17,666,443 | $ 60,768,971 | $ – |

For the year ended December 31, 2013, the Company did not have transfers in or out of Levels 1, 2 and 3 in the above fair value hierarchy.

**4. Fair Value Measurement (continued)**

Certain instruments may be classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. For those instruments that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used. As of December 31, 2013, HRTF did not hold any financial instruments that met the definition of Level 3.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet or measured at fair value on a recurring basis are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk. These instruments include cash and cash equivalents, Securities borrowed, Receivable from broker-dealers, exchanges and clearing organizations, Dividends receivable, Accrued interest receivable, Due to affiliate, Payable to broker-dealers, exchanges and clearing organizations, Accounts payable and accrued liabilities and Dividends payable. Cash and cash equivalents are considered Level 1 financial assets while all other financial instruments mentioned above are considered Level 2.

**5. Financial Instruments with Off-Balance Sheet Risk**

The Company enters into options contracts within its normal course of business. Such options contracts are carried at fair value and have off-balance sheet risk. As of December 31, 2013, the Company held no open derivative contracts.

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. The Company does not apply hedge accounting as defined in ASC 815-10-15, *Derivatives and Hedging*, as all financial instruments are recorded at fair value. Exposure to market risk is managed in accordance with risk limits set by senior management, and by buying or selling instruments or entering into offsetting positions.

**6. Regulatory Requirements**

HRTF is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, (Rule 15c3-1) which requires the maintenance of minimum net capital. HRTF has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances, as defined. Rule 15c3-1 also provides that equity capital may not be withdrawn or a cash dividend paid if resulting net capital is less than the greater of 2% of aggregate debits or $1,500,000. At December 31, 2013, HRTF had net capital of $96,568,257, which exceeded its minimum requirement of $1,000,000 by $95,568,257.

In June 2011, the Company began self-clearing its trading activities in US equities and is therefore subject to the Customer Protection rules under Rule 15c3-3 promulgated under the Securities Exchange Act of 1934, as amended. However, at December 31, 2013, and throughout the year, HRTF did not carry security accounts for third-party customers or perform custodial functions related to third-party customer securities. Consequently, at December 31, 2013, there are no amounts required to be reserved in accordance with SEC Rule 15c3-3.

Proprietary balances, if any, held at HRTF's clearing brokers ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker performs computations for PAIB assets and segregates certain balances on behalf of HRTF, if applicable.

**7. Risks**

HRTF's securities activities involve execution, settlement and financing of various securities transactions. These activities may expose HRTF to off-balance sheet credit and market risk in the event HRTF's clearing broker is unable to complete a transaction.

As part of its normal brokerage activities, HRTF may sell securities not yet purchased. Securities sold, not yet purchased represent obligations of HRTF to deliver specified securities at the contracted prices, thereby creating the liability to repurchase such securities in the market at prevailing prices. These transactions result in off-balance-sheet risk, as HRTF's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the Statement of Financial Condition. Securities positions are monitored on a daily basis.

**Credit Risk**

HRTF maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits.

**7. Risks (continued)**

**Market Risk**

Market risk is the risk of loss resulting from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.

**Margin Risk**

Margin risk occurs because HRTF may borrow funds in order to increase the amount of capital available for investing or trading purposes.

**8. Members' Capital**

In accordance with HRTF's limited liability company agreement, profits and losses are allocated to members according to their respective interests in the Company.

Members have redemption rights which contain certain restrictions with respect to rights of withdrawal from HRTF as specified in its limited liability company agreement. The Company is also subject to the restriction of withdrawals of capital as outlined in Rule 15c3-1 of the Securities Exchange Act of 1934.

**9. Transactions with Affiliates**

HRTF has a services, space-sharing, and expense agreement with HRT. This agreement covers support services provided by HRT employees, compensation for such employees, fixed expenses, and office space utilized by HRTF. As of December 31, 2013, the amount payable to HRT was $4,715,012.

**10. Guarantees**

ASC 460, *Guarantees*, requires HRTF to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

**10. Guarantees (continued)**

**Indemnifications/Other Guarantees**

In the normal course of its business, HRTF indemnifies and guarantees certain service providers, such as clearing and custody agents against specified potential losses in connection with providing services to the Company. The maximum potential amount of future payments that HRTF could be required to make under these indemnifications cannot be estimated. However, HRTF believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

**11. Commitments and Contingencies**

HRTF may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker dealer in securities. Management believes that as of December 31, 2013, that HRTF is not subject to any litigation, arbitration, or regulatory action for which an amount has not been accrued.

The Company is a member of and utilizes the National Securities Clearing Corporation ("NSCC") and the Depository Trust Company ("DTC") to clear and settle the Company's securities transactions. Associated with its membership, the Company is required to put up collateral to secure its settlement obligations. If HRTF fails to deliver on its financial obligations, NSCC may use such collateral to settle HRTF's liabilities.

In the event that HRTF fails to settle its obligations, NSCC has the authority to close out open positions and use the cash collateral that HRTF has at NSCC and/or DTC. In the event of systemic or counter party failure, NSCC will follow its close out and loss allocation procedures as detailed in their rules. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote. As of December 31, 2013, the Company had $250,000 in collateral held at NSCC.

**12. Subsequent Events**

HRTF has performed an evaluation of subsequent events through February 24, 2014, which is the date the financial statements were available to be issued. During this time, Member withdrawals in the amounts of $5,000,000 on January 1, 2014 and $5,000,000 on February 1, 2014 have been recorded. In addition, there have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statements as of and for the year ended December 31, 2013.

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